

March 7, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Troy Rudd
Chief Financial Officer
AECOM
1999 Avenue of the Stars, Suite 2600
Los Angeles, CA. 90067

> **Re: AECOM**
> **Form 10-K for Fiscal Year Ended September 30, 2015**
> **Filed November 25, 2015**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2015**
> **Filed February 10, 2016**
> **Form 8-K filed on February 9, 2016**
> **Response dated February 25, 2016**
> **File No. 0-52423**

Dear Mr. Rudd:

We have reviewed your response and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended September 30, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36</u>
<u>Critical Accounting Policies, page 39</u>

1. We note your response to comment 1 in our letter dated February 4, 2016. It is not apparent from your response how much of the valuation allowance amount relates to the deferred tax assets for the pension obligations related to the URS acquisition, the specific positive and negative evidence considered that led to recording a valuation allowance against those deferred tax assets including how those may be different than

the evidence considered in your evaluation of any net operating losses and tax credit carryforwards, and what facts and circumstances may lead to those valuation allowances reversing. As such, please tell us and expand your disclosures to provide investors with an understanding of all the specific positive and negative evidence considered for each of the material deferred tax assets that are considered not more likely than not to be realized. Please refer to ASC 740-10-30-16 through 30-25 and Section 501.14 of the Financial Reporting Codification for guidance.

Note 1 – Significant Accounting Policies
Revenue Recognition, page75

2. We note your responses to comment 2 from our letter dated February 4, 2016 and comment 5 from our letter dated December 17, 2015. Please provide sufficient information to allow a user to understand the amount of revenue recognized for each period presented that falls under the percentage of completion method of accounting and those that do not by each type of contract, given the differing degrees of risk associated with percentage of completion method of accounting and other contract types.

Note 19- Commitments and Contingencies, page 113

3. We note your responses to comment 3 from our letter dated February 4, 2016 and comment 12 from our letter dated December 17, 2015. Specifically, we note your statements that you negotiated the settlement terms disclosed in the Deed of Release in the AECOM Australia matter for "several months preceding July 2015" and that the $205 million settlement amount was primarily covered by third party insurance carriers resulting in an immaterial accrual for this matter. Further, you state that you consider the need for any reasonably possible disclosures on a gross basis. As such, it remains unclear why you did not provide investors with the amount or range of reasonably possible loss prior to recognizing the accrual in the third quarter of fiscal year 2015. As previously noted, ASC 450-20-50 does not require estimation with precision or certainty for purposes of the disclosure of the estimate of reasonably possible range of loss. Please advise.

4. We note your response to comment 3 from our letter dated February 4, 2016. As previously requested, please confirm that you will expand your disclosures to provide your accounting policy for assessing reasonably possible loss disclosures on a gross basis per your response and also for recognizing gain contingencies. Also, please clarify whether your statement, "The Company recognizes losses associated with insured matters net of insurance recoveries…", also means that you recognize loss contingency liabilities on the balance sheet on a net basis. To the extent you do, please tell us the guidance you relied on.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27
Results of Operations, page 28

5. We note the acquisition and integration expenses of $41 million and $138.5 million for
    the three months ended December 31, 2015 and December 31, 2014, respectively, which
    includes certain severance and personnel costs. We further note per your disclosure on
    page 34 that you expect to incur an additional $200 million in acquisition and integration
    expenses in fiscal year 2016. Please expand your disclosures to include all of the
    information required under SAB Topic 5:P.4, including:

    •   A description of the nature of each exit or disposal activity, including the facts
        and circumstances leading to the expected activity and the expected completion
        date and the likely effects on the consolidated financial statements;

    •   The extent to which the restructuring activities are expected to result in cost
        savings or impact revenues; and

    •   The amount of expected cost savings for each restructuring activity currently in
        progress, and the amount of realized cost savings from previous restructuring
        activities. To the extent that actual cost savings differs from the amount or timing
        of expected cost savings, please explain why.

6. We note that you attributed the increase in gross profit margin for the DCS segment to
    the cost efficiencies and synergies realized as a result of the acquisition of URS. Please
    expand your discussion and analysis of gross profit margin for the CS and MS segments
    to quantify and discuss the impact of cost efficiencies and synergies realized as a result
    of the acquisition of URS. If these two reportable segments did not realize any material
    cost efficiencies and synergies like the DCS segment, please explain why.

Note 3 – Business Acquisitions, Goodwill and Intangible Assets, page 6

7. We note your disclosure that you recorded a $41 million loss on disposal activities in the
    accompanying Statements of Operations related to the disposition of non-core energy
    businesses, equipment and other assets with net assets value of $99.6 million. In your
    Consolidated Statement of Cash Flows, it appears you received proceeds of $37.6
    million from the disposal of businesses. As such, it appears the total loss would have
    been $62 million based on the proceeds disclosed. Please confirm that the additional
    proceeds from disposal activities of $21 million is netted within your "Payment for
    capital expenditures, net of disposals" line and relates to the sale of long-lived assets.
    Otherwise, please tell us what the $21 million difference relates to. Please classify the
    amount related to the gain or loss on disposition of equipment and other assets in income

(loss) from operations in your Consolidated Statements of Operations in accordance with ASC 360-10-45-5. Please present the amounts related to payments for capital expenditures and proceeds from disposals of long-lived assets on your Consolidated Statements of Cash Flows on a gross basis in accordance with ASC 230-10-45-26.

Form 8-K filed on February 9, 2016

8. Please expand your disclosures to explain how you calculated the tax effect for the adjustments to net (loss) income attributable to AECOM and per diluted share in accordance with the guidance in Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Tracey Houser, at (202) 551-3736 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction